Exhibit 99.1

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XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

VOLUNTARY ANNOUNCEMENT

FRAMEWORK AGREEMENT ON E/E ARCHITECTURE TECHNICAL

COLLABORATION WITH VOLKSWAGEN GROUP

Reference is made to the announcement of XPeng Inc. (the “Company” or “XPENG”) dated July 26, 2023 and December 6, 2023 (the “Announcements”) in connection with the Volkswagen’s share purchase of 4.99% shareholding in XPENG and the framework agreement on strategic technical collaboration. XPENG and the Volkswagen Group are pleased to announce today that XPENG and the Volkswagen Group have entered into a framework agreement on technical collaboration with respect to Electrical/Electronic architecture (“E/E Architecture”). Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcements.

XPENG’s in-house developed industry-leading E/E Architecture is core to its vertically integrated full-stack software and hardware technologies. It allows software including ADAS and Connectivity OS to decouple from the underlying hardware and vehicle platforms, achieving fast iteration of software across platforms. XPENG’s latest generation of E/E Architecture adopts central computing and domain controller based architecture which provides high-performance in-car computing environment and competitive cost structure. The E/E Architecture supports Gigabit Ethernet high-speed data transmission between the central domain and ADAS domain controllers. Significant number of electronic control units have been integrated into the domain controllers, leading to highly integrated architecture and competitive cost structure. The E/E Architecture also supports highly efficient whole-vehicle OTA for both customers’ vehicles and vehicles at the end of manufacturing lines.

Under the E/E Architecture technical collaboration, XPENG and the Volkswagen Group, will jointly develop and integrate XPENG’s latest generation of E/E Architecture to Volkswagen’s China Main Platform (CMP) in China. The jointly developed E/E Architecture is expected to equip Volkswagen brand electric vehicles produced in China from 2026.

“The shared passion for technology and innovation brought XPENG and Volkswagen together. Both parties continue to contribute each other’s best to our strategic partnership. The technical collaboration based on our industry-leading E/E Architecture takes our partnership to the next level and on a much larger scale. The collaboration will allow our Smart EV products to be both technologically competitive and cost competitive.” said Mr. Xiaopeng He, Chairman and CEO of XPENG.

Ralf Brandstätter, Member of the Board of Management of Volkswagen AG for China, said: “With our ‘In China, for China’ strategy, we are strengthening the innovative power of the Volkswagen Group in China. By expanding our partnership with XPENG and consistently integrating with China’s industrial ecosystem, we will align our products even faster to the needs of Chinese customers. Both partners bring their strengths to the table. This increases efficiency, optimises cost structures and accelerates the speed of development. High cost-effectiveness and a fast pace of development are crucial for our competitiveness in China’s dynamic market environment. Through such efforts, we are taking on a leading role in the age of intelligent connected vehicles.”

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Wednesday, April 17, 2024

This announcement contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; the Company’s expectations regarding demand for, and market acceptance of, its products and services; the Company’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only

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